

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2022

David Looney
Chief Financial Officer
Murphy Oil Corporation
9805 Katy Fwy, Suite G-200
Houston, Texas 77024

> **Re: Murphy Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-08590**

Dear Mr. Looney:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation